SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2007

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


                  This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232.





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                           PRANA BIOTECHNOLOGY LIMITED
                        (a development stage enterprise)


6-K Items

     1.   Press  Release:   Prana  Announces  Filing  of  Annual  Report.  Dated
          September 28, 2007.






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                                                                          ITEM 1




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Press Release                                Source: Prana Biotechnology Limited

Prana Announces Filing of Annual Report

Friday September 28, 11:58 am ET

MELBOURNE, Australia, Sept. 28 /PRNewswire-FirstCall/ -- Prana Biotechnology Limited (NasdaqCM: PRAN) (ASX: PBT.AX - News), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced it has filed its annual report containing audited consolidated financial statements for the year ended June 30, 2007, with the U.S. Securities and Exchange Commission. The annual report its available on Prana's website (www.pranabio.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana's technology.

For further information, please visit our web site at www.pranabio.com.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            Prana Biotechnology Limited



                                            By: /s/Richard Revelins
                                                -------------------
                                                Richard Revelins
                                                Chief Financial Officer


Date: September 28, 2007